UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    July 17, 2018

Sumitomo Mitsui Financial Group, Inc.

Issuance of New Shares under the Stock Compensation Plans

Tokyo, July 17, 2018 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Takeshi Kunibe) announced today the issuance of new shares, determined on the same day by the President and Group CEO, as delegated by the SMFG Board of Directors.

1.	Background and Objectives
1)	SMFG introduced new Stock Compensation Plans (the “Plans”) in FY2017 as a part of its executive compensation programme, for the purpose of:
a.	Providing more appropriate incentives for executives, strengthening linkage with SMFG’s short-, medium- and long-term performance, and
b.	Further aligning the interests of executives with those of shareholders, by increasing the weight of stock compensation and enhancing the shareholding of executives in SMFG.

Sumitomo Mitsui Banking Corporation (“SMBC”, President and CEO: Makoto Takashima) also decided to adopt and participate in the same programme in FY2017.

2)

Under the Plans, designated executives made in-kind contributions of monetary compensation claims provided by SMFG or SMBC and in turn received shares of SMFG common stock, with restrictions on transfers for defined periods. Those executives designated to be included in the Plans in FY2017 were Directors (excluding external Directors), Executive Officers and Corporate Auditors (excluding external Corporate Directors), etc. (“Executives”) of SMFG and SMBC. SMFG entered into agreements with the Executives on the allotment of restricted shares (the “Allotment Agreement”) and established Regulations on Stock Compensation Plans (the “Regulations”) to operate them.

3)

Since the introduction of the Plans, SMFG’s Compensation Committee has continued discussions on expanding the scope of the programme. It is believed that by enhancing the incentives for the Management of SMFG’s subsidiaries greater alignment will be created with SMFG’s medium-and long-term performance plan. Therefore from FY2018 the President/CEO of the following subsidiaries will be included in the Plan as “Executives”; SMBC Trust Bank Ltd, SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company Ltd., Cedyna Financial Corporation, SMBC Consumer Finance Co., Ltd and The Japan Research Institute Limited. In addition a select number of SMBC Executive Officers domiciled outside of Japan will also be included in the Plans.

4)

The President and Group CEO of SMFG today determined the issuance of new shares as per the delegation from the SMFG Board of Directors, which has previously resolved and authorised him to determine the new issuance of shares of SMFG common stock of up to 2 billion yen for allotment under the Plans this Fiscal Year.

5)	For further details on the Plans, please refer to the news release “Introduction of New Stock Compensation Plans for Executives” published on July 10, 2017.

2.	Details of the New Issuance of Shares

1) Payment Date	3 August, 2018

2) Class and number of shares to be issued	326,330 shares of SMFG common stock

3) Issue Price	4,287 yen per share

4) Total issue price	1,398,976,710 yen
5) Allottees etc.	Directors of SMFG: 6 persons 8,388 shares
Corporate Executive Officers of SMFG: 5 persons 3,852 shares
Executive Officers of SMFG: 42 persons 25,544 shares
Directors of SMFG’s subsidiaries: 16 persons 35,289 shares
Executive Officers, etc of SMFG’s subsidiaries: 85 persons 253,257 shares
6) Other	The Issuance of New Shares is conditional upon the Securities Registration Statement becoming effective in accordance with the Financial Instruments and Exchange Act.

3.	Summary of the Allotment Agreement and the Regulations
1)

Under the Plans, SMFG and SMFG’s subsidiaries including SMBC will award Executives with Stock Compensation I (medium-term performance incentives). SMFG and SMBC will award Stock Compensation II (annual performance share) and Stock Compensation III (promotion reward) and SMFG will enter into Allotment Agreements with the executives. The Allotment Agreements and the Regulations stipulate i) period during which disposals of the allotted shares are restricted in any manner, including the transfer of ownership or granting of security interest (the “Period”), ii) conditions for releasing transfer restrictions as determined by the SMFG Compensation Committee, such as performance conditions (the “Release Conditions”), and iii) conditions for SMFG retrieving all or part of the allotted shares at nil cost (the “Retrieval Conditions”), etc.

2)	Period

Plan I	3 August, 2018 to 25 July, 2020 (2 years)

Plan II	🌑	One third part of the allotted shares ( a fraction of less than one share to be rounded off); 3 August, 2018 to 2 August, 2019 (1 year)
	🌑	One third part of the allotted shares (a fraction of less than one share to be rounded off); 3 August, 2018 to 2 August, 2020 (2 years)
	🌑	Remaining one third part of the allotted shares; 3 August, 2018 to 2 August, 2021 (3 years)

Plan III	3 August, 2018 to 2 August, 2048 (30 years)

3)	Release Conditions

Plan I	🌑	Upon expiry of the Period.
🌑

Number of shares to be released shall be determined based on the evaluation by the SMFG Compensation Committee, which shall review the 3-year progress of the Medium-term Management Plan starting from FY2017.

🌑

In case the Executive leaves the position during the Period, the number of shares to be released shall be reduced according to his/her tenure and the restriction shall be released upon expiry of the Period. However, the restriction shall be released immediately in case of decease of the Executive.

Plan II	🌑	Upon expiry of the Period. However, the restriction shall be released immediately in case of decease of the Executive.

Plan III	🌑	Upon expiry of the Period. The restriction shall however be immediately released in case the Executive leaves the position during the Period.

4)	Retrieval of the Allotted Shares at Nil Cost

SMFG shall automatically retrieve from the Executives all the allotted but unreleased shares without cost immediately after expiration of the Period. In addition, in case SMFG exercises malus provisions in accordance with the resolution of the Compensation Committee, it may retrieve such shares from the Executive at nil cost.

5)	Control of Stocks

The Executives shall open dedicated accounts with SMBC Nikko Securities Inc. in a manner defined by SMFG in order to register and maintain records and shall retain the allotted restricted shares with such accounts until transfer restrictions are released.

6)	Reorganisations, etc.

In case SMFG’s General Meeting of Shareholders (or Board of Directors meeting, unless approval at the General Meeting of Shareholders is required) approves a merger agreement in which SMFG becomes a dissolving company, or other reorganisation proposals which makes SMFG a wholly owned subsidiary, such as a share exchange agreement or share transfer plan, transfer restrictions shall be released for the number of shares reasonably calculated and resolved at the Compensation Committee immediately before the commencement of the Business Day before the day such reorganisation becomes effective.

4.	Basis of Calculation and Specific Details for the Payment Amount

The issue price is set at the closing price of 4,287 yen on 13 July 2018, which is the business day prior to the day of issuance/allotment decision by the President and Group CEO, for the shares of SMFG common stock on the Tokyo Stock Exchange. Since SMFG shares are floated on the Exchange and there is no reason not to rely on the most recent traded price, it is believed that this price should be appropriate without any arbitrariness, reflecting SMFG’s financial standings and demand/supply of the market. Thus, SMFG has concluded that the issue price is not particularly favourable to the Executives being allotted the shares.

End